Exhibit 99.2

Highlights

(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

Harry Winston Diamond Corporation recorded a consolidated net loss of $45.1 million or $0.68 per share for the quarter, compared to net earnings of $21.3 million or $0.35 per share in the first quarter of the prior year. Consolidated net loss for the quarter included a non-cash dilution loss of $34.2 million or $0.52 per share as a result of the investment by Kinross Gold Corporation in Harry Winston Diamond Limited Partnership, which holds the Company's 40% interest in the Diavik Diamond Mine. The consolidated net loss also includes a $5.8 million net foreign exchange loss or $0.09 per share, compared to a $0.2 million net foreign exchange gain in the comparable quarter of the prior year.

Consolidated sales were $109.6 million for the quarter compared to $156.1 million for the comparable quarter of the prior year, resulting in a 69% decrease in gross margin and a loss from operations of $10.1 million.

The mining segment recorded sales of $57.7 million, a 29% decrease from $81.4 million in the comparable quarter of the prior year. The decrease in sales resulted from lower rough diamond prices in the first quarter. Rough diamond production for the calendar quarter was 0.7 million carats, consistent with production in the comparable quarter of the prior year. As a result of lower sales, the mining segment recorded a loss from operations for the quarter of $5.1 million compared to earnings from operations of $42.0 million for the comparable quarter of the prior year.

The retail segment recorded a 30% decrease in sales to $51.9 million, with a loss from operations of $5.0 million compared to a loss from operations of $2.4 million in the first quarter of the prior year. Retail segment selling, general and administrative expenses decreased by $5.8 million from $36.1 million in the comparable quarter of the prior year.

2010 FIRST QUARTER REPORT

Management's Discussion and Analysis

Prepared as of June 3, 2009 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

The following is management's discussion and analysis (“MD&A”) of the results of operations for Harry Winston Diamond Corporation (“Harry Winston Diamond Corporation”, or the “Company”) for the three months ended April 30, 2009 and its financial position as at April 30, 2009. This MD&A is based on the Company's consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the three months ended April 30, 2009 and the audited consolidated financial statements of the Company and notes thereto for the year ended January 31, 2009. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “first quarter” refer to the three months ended April 30, 2009 and all references to “international” for the retail segment refer to Europe and Asia.

Certain comparative figures have been reclassified to conform with the current year's presentation.

Caution Regarding Forward-Looking Information
Certain information included in this MD&A may constitute forward-looking information within the meaning of Canadian and United States securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management's future outlook and anticipated events or results, and may include statements or information regarding plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Diamond Mine, future mining and processing at the Diavik Diamond Mine, projected capital expenditure requirements and the funding thereof, new salon openings, liquidity and working capital requirements and sources, estimated reserves and resources at, and production from, the Diavik Diamond Mine, the number and timing of expected rough diamond sales, expected diamond prices and expectations concerning the diamond industry, expected cost of sales and gross margin trends in the mining segment, and expected sales trends in the retail segment. Actual results may vary from the forward-looking information. See “Risks and Uncertainties” on page 15 for material risk factors that could cause actual results to differ materially from the forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, the level of worldwide diamond production and world and US economic conditions and demand for luxury goods. Specifically, in estimating the Company's projected Diavik Diamond Mine capital expenditure requirements over the next five years, the Company has used an average Canadian/US dollar exchange rate of $0.90. In making statements regarding expected diamond prices and expectations concerning the diamond industry and expected sales trends in the retail segment, the Company has made assumptions regarding, among other things, world and US economic conditions and demand for luxury goods. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risks and Uncertainties” on page 15.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, financing risk, risks relating to the Company's salon expansion strategy and the risks of competition in the luxury jewelry segment. Please see page 15 of this Interim Report, as well as the Company's Annual Report, available at www.sedar.com, for a discussion of these and other risks and uncertainties involved in the Company's operations.

2010 FIRST QUARTER REPORT

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this Management's Discussion and Analysis, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this Management's Discussion and Analysis, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

Summary Discussion
Harry Winston Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine (economic interest of 31%), located off Lac de Gras in Canada's Northwest Territories. The Company also owns a 100% interest in Harry Winston Inc., the premier fine jewelry and watch retailer operating under the Harry Winston® brand.

The Company's most significant asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England. As a result of the strategic investment by Kinross Gold Corporation (“Kinross”) of Toronto, Canada, described below, HWDLP is 77.5% owned by the Company and 22.5% owned by Kinross.

On March 31, 2009, Kinross made a net investment of $150.0 million to acquire an indirect interest in the Diavik Diamond Mine and a direct equity stake in the Company. Kinross subscribed for 15.2 million of the Company's treasury shares at a price of $3.00 per share, being approximately 19.9% of the Company's issued equity post the transaction. Kinross also subscribed for new partnership units representing a 22.5% interest in HWDLP, for a net effective subscription value of $104.4 million. With the closing of the Kinross transaction, the Company's economic interest in the Diavik Diamond Mine is 31%.

Market Commentary
 The Diamond Market
During the quarter, the rough diamond market recovered slightly from the low point reached at the beginning of the fiscal year. The diamond processing and jewelry manufacturers are returning to the market as positive demand from Asia coupled with the first signs of activity from the US market have encouraged manufacturers to begin restocking. This renewed activity in a market previously depleted as the result of reductions in rough diamond production by the mining industry has improved prices for both rough and polished diamonds.

The Retail Jewelry Market
The global economic downturn continues to negatively impact the luxury diamond jewelry market. Although there have been very tentative indications that the U.S. economy is stabilizing, the global retail environment remains very challenging.

® Harry Winston is a registered trademark of Harry Winston Inc.

2010 FIRST QUARTER REPORT

Consolidated Financial Results
The following is a summary of the Company's consolidated quarterly results for the eight quarters ended April 30, 2009 following the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(quarterly results are unaudited)
									Three	Three
									months	months
									ended	ended
	2010	2009	2009	2009	2009	2008	2008	2008	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2009	2008
Sales	$109,643	$118,399	$148,623	$186,119	$156,079	$188,195	$176,478	$173,269	$109,643	$156,079
Cost of sales	83,944	68,908	71,679	73,542	73,149	83,637	74,591	81,827	83,944	73,149
Gross margin	25,699	49,491	76,944	112,577	82,930	104,558	101,887	91,442	25,699	82,930
Gross margin (%)	23.4%	41.8%	51.8%	60.5%	53.1%	55.6%	57.7%	52.8%	23.4%	53.1%
Selling, general and administrative expenses	35,749	39,399	33,998	39,194	43,285	45,494	35,539	35,201	35,749	43,285
Earnings (loss) from operations	(10,050)	10,092	42,946	73,383	39,645	59,064	66,348	56,241	(10,050)	39,645
Interest and financing expenses	(3,699)	(4,960)	(4,678)	(5,366)	(5,453)	(7,082)	(7,422)	(7,222)	(3,699)	(5,453)
Other income	281	778	407	815	246	706	594	545	281	246
Insurance settlement	3,250	17,240	–	–	–	13,488	–	–	3,250	–
Dilution loss	(34,222)	–	–	–	–	–	–	–	(34,222)	–
Impairment charge	–	(93,780)	–	–	–	–	–	–	–	–
Foreign exchange gain (loss)	(5,839)	4,649	48,982	5,301	155	22,270	(40,584)	(11,785)	(5,839)	155
Earnings (loss) before income taxes	(50,279)	(65,981)	87,657	74,133	34,593	88,446	18,936	37,779	(50,279)	34,593
Income taxes (recovery)	(3,120)	7,052	15,685	24,185	13,336	(1,968)	26,197	17,747	(3,120)	13,336
Earnings (loss) before minority interest and non-controlling interest	(47,159)	(73,033)	71,972	49,948	21,257	90,414	(7,261)	20,032	(47,159)	21,257
Minority interest	7	(58)	81	1	1	(34)	90	(26)	7	1
Non-controlling interest	(2,082)	–	–	–	–	–	–	–	(2,082)	–
Net earnings (loss)	$(45,084)	$(72,975)	$71,891	$49,947	$21,256	$90,448	$(7,351)	$20,058	$(45,084)	$21,256
Basic earnings (loss) per share	$(0.68)	$(1.19)	$1.17	$0.81	$0.35	$1.55	$(0.13)	$0.34	$(0.68)	$0.35
Diluted earnings (loss) per share	$(0.68)	$(1.19)	$1.17	$0.81	$0.35	$1.54	$(0.13)	$0.33	$(0.68)	$0.35
Cash dividends declared per share	$0.00	$0.05	$0.05	$0.05	$0.05	$0.05	$0.25	$0.25	$0.00	$0.05
Total assets(i)	$1,592	$1,567	$1,645	$1,637	$1,591	$1,494	$1,433	$1,367	$1,592	$1,591
Total long-term liabilities(i)	$496	$550	$562	$617	$634	$660	$530	$486	$496	$634

(i)	Total assets and total long-term liabilities are expressed in millions of United States dollars.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and retail segments. Harry Winston Diamond Corporation expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter. The quarterly results for the retail segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season. See “Segmented Analysis” on page 7 for additional information.

2010 FIRST QUARTER REPORT

Three Months Ended April 30, 2009 Compared to Three Months Ended April 30, 2008
CONSOLIDATED NET EARNINGS
The Company recorded a first quarter loss of $45.1 million or $0.68 per share compared to net earnings of $21.3 million or $0.35 per share in the first quarter of the prior year. Consolidated net loss for the quarter included a non-cash dilution loss of $34.2 million or $0.52 per share as a result of the investment by Kinross Gold Corporation in HWDLP, which holds the Company's 40% interest in the Diavik Diamond Mine. The consolidated net loss also includes a $5.8 million net foreign exchange loss or $0.09 per share, compared to a $0.2 million net foreign exchange gain in the comparable quarter of the prior year.

CONSOLIDATED SALES
Sales for the first quarter totalled $109.6 million, consisting of rough diamond sales of $57.7 million and retail segment sales of $51.9 million. This compares to sales of $156.1 million in the comparable quarter of the prior year (rough diamond sales of $81.4 million and retail segment sales of $74.7 million). The Company held two primary rough diamond sales in the first quarter, consistent with the prior year. Ongoing quarterly variations in revenues are inherent in the Company's business, resulting from the seasonality of the mining and retail activities as well as from the variability of the rough diamond sales schedule. See “Segmented Analysis” on page 7 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company's first quarter cost of sales was $83.9 million for a gross margin of 23.4% compared to $73.1 million cost of sales and gross margin of 53.1% for the comparable quarter of the prior year. The Company's cost of sales includes costs associated with mining, rough diamond sorting and retail sales activities. See “Segmented Analysis” on page 7 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of selling, general and administrative expenses ("SG&A") expenses include expenses for salaries and benefits, advertising, professional fees, rent and building related costs. The Company incurred SG&A expenses of $35.7 million for the first quarter, compared to $43.3 million in the comparable quarter of the prior year.

Included in SG&A expenses for the first quarter are $5.5 million for the mining segment as compared to $7.2 million for the comparable quarter of the prior year and $30.2 million for the retail segment as compared to $36.1 million for the comparable quarter of the prior year. For the mining segment, the decrease was primarily due to an adjustment to incentive based compensation and a reduction in discretionary spending. For the retail segment, the decrease was due to a combination of an adjustment to incentive based compensation and reduced advertising and selling expenses. See “Segmented Analysis” on page 7 for additional information.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax recovery of $3.1 million during the first quarter, compared to a net income tax expense of $13.3 million in the comparable quarter of the prior year. The Company's effective income tax rate for the quarter, excluding Harry Winston's retail segment, is 4%, which is based on a statutory income tax rate of 30% adjusted for various items including Northwest Territories mining royalty, impact of foreign exchange, earnings subject to tax different than the statutory rate, impact of income allocated to non-controlling interest and impact of dilution loss.

The Company's functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the first quarter, the Canadian dollar strengthened against the US dollar. As a result, the Company recorded an unrealized foreign exchange loss of $4.0 million on the revaluation of the Company's Canadian dollar denominated future income tax liability. This compares to an unrealized foreign exchange gain of $0.9 million in the comparable quarter of the previous year. The unrealized foreign exchange loss is not deductible for Canadian income tax purposes.

During the first quarter, the Company recorded a non-cash dilution loss of $34.2 million as a result of the investment by Kinross in HWDLP, which holds the Company's 40% interest in the Diavik Diamond Mine. The dilution loss is not deductible for Canadian tax purposes and hence no tax recovery was recorded against the dilution loss. In addition, a certain portion of the Company's earnings and loss before income taxes is allocated to Kinross as a result of its investment of an indirect interest in the Diavik Diamond Mine. As a result, the tax impact of the income allocated to non-controlling interest is recorded as a reconciling item in the tax rate reconciliation.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2029.

2010 FIRST QUARTER REPORT

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Three months	Three months
	ended	ended
	April 30,	April 30,
	2009	2008
Statutory income tax rate	30%	31%
Northwest Territories mining royalty (net of income tax relief)	–%	12%
Impact of foreign exchange	(1)%	(3)%
Earnings subject to tax different than statutory rate	1%	(4)%
Changes in valuation allowance	(1)%	1%
Impact of dilution loss	(21)%	–%
Impact of income allocated to non-controlling interest	(1)%	–%
Assessments and adjustments	–%	2%
Other items	(1)%	(1)%
Effective income tax rate	6%	38%

CONSOLIDATED INTEREST AND FINANCING EXPENSES
Interest and financing expenses of $3.7 million were incurred during the first quarter compared to $5.5 million during the comparable quarter of the prior year. During the quarter, the Company repaid $74.2 million of the mining segment's senior secured term and revolving credit facilities with the closing of the Kinross transaction.

CONSOLIDATED OTHER INCOME
Other income of $0.3 million was recorded during the quarter compared to other income of $0.2 million in the comparable quarter of the prior year.

CONSOLIDATED INSURANCE SETTLEMENT
During the quarter, the Company received the remaining insurance settlement of $3.3 million related to the December 2008 robbery at the Harry Winston Paris salon.

CONSOLIDATED DILUTION LOSS
During the quarter, the Company recorded a non-cash dilution loss of $34.2 million or $0.52 per share as a result of the investment by Kinross in HWDLP, which holds the Company's 40% interest in the Diavik Diamond Mine.

CONSOLIDATED FOREIGN EXCHANGE GAIN
A net foreign exchange loss of $5.8 million was recognized during the quarter compared to a net foreign exchange gain of $0.2 million in the comparable quarter of the prior year. The loss relates principally to the revaluation of the Company's Canadian dollar denominated long-term future income tax liability as a result of the strengthening of the Canadian dollar against the US dollar at April 30, 2009. The Company's ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant derivative instruments outstanding.

2010 FIRST QUARTER REPORT

Segmented Analysis
The operating segments of the Company include mining and retail segments.

Mining
The mining segment includes the production and sale of rough diamonds.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

									Three	Three
									months	months
									ended	ended
	2010	2009	2009	2009	2009	2008	2008	2008	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2009	2008
Sales	$57,690	$51,100	$90,716	$105,014	$81,393	$103,238	$122,711	$105,071	$57,690	$81,393
Cost of sales	57,256	34,612	40,617	32,390	32,150	36,962	45,985	46,217	57,256	32,150
Gross margin	434	16,488	50,099	72,624	49,243	66,276	76,726	58,854	434	49,243
Gross margin (%)	0.8%	32.3%	55.2%	69.2%	60.5%	64.2%	62.5%	56.0%	0.8%	60.5%
Selling, general and administrative expenses	5,503	4,430	3,114	5,151	7,208	5,663	6,748	5,861	5,503	7,208
Earnings (loss) from operations	$(5,069)	$12,058	$46,985	$67,473	$42,035	$60,613	$69,978	$52,993	$(5,069)	$42,035

Three Months Ended April 30, 2009 Compared to Three Months Ended April 30, 2008
MINING SALES
Rough diamond sales for the quarter totalled $57.7 million compared to $81.4 million in the comparable first quarter of the prior year resulting from lower rough diamond prices. Rough diamond prices were at their lowest level since the Diavik Diamond Mine began operation, and the Company's achieved prices were particularly low in the first quarter as the sales mix contained a significant proportion of lower value goods carried in inventory from January 31, 2009. Rough diamond production during the quarter was consistent with the comparable quarter of the prior year.

The Company held two primary rough diamond sales in the first quarter, consistent with the comparable quarter of the prior year. The Company expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of primary and secondary sales events conducted at each sales location during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter.

MINING COST OF SALES AND GROSS MARGIN
The Company's first quarter cost of sales was $57.3 million resulting in a gross margin of 0.8% compared to $32.2 million cost of sales and gross margin of 60.5% in the comparable quarter of the prior year. The increase in cost of sales resulted from higher mining costs and from a greater proportion of costs attributable to production activity versus development activity. Also included in first quarter cost of sales is $9.8 million related to goods carried in inventory at January 31, 2009 and an inventory write-down of $4.1 million. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes sorting costs, which consist of the Company's cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the mining segment decreased by $1.7 million from the comparable period of the prior year primarily due to an adjustment to incentive based compensation and a reduction in discretionary spending.

2010 FIRST QUARTER REPORT

Mining Segment Operational Update
Ore production for the first calendar quarter consisted of 1.1 million carats produced from 0.17 million tonnes of ore from the A-154 South kimberlite pipe and 0.7 million carats produced from 0.26 million tonnes of ore from the A-418 kimberlite pipe. Rough diamond production was consistent with the first calendar quarter from the prior year as a result of a slight decrease in ore production offset by a slight increase in average grade. The increase in average grade was driven by a significant increase in the grade of the ore from the A-154 South kimberlite pipe.

HARRY WINSTON DIAMOND LIMITED PARTNERSHIP'S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION
(reported on a one-month lag)

	Three months	Three months	Twelve months
	ended	ended	ended
	March 31,	March 31,	December 31,
	2009	2008	2008
Diamonds recovered (000s carats)	714	714	3,690
Grade (carats/tonne)	4.18	4.08	3.82

Mining Segment Outlook
A mine plan and revised budget for calendar 2009 was approved in the first quarter of calendar 2009 by both Rio Tinto plc, the operator of the Diavik Diamond Mine, and the Company. The updated plan incorporates various production options that will enable the operation to adapt to changes in the diamond market. The plan allows for changes to carat production by varying the mix of ore that comes from the A-418 kimberlite pipe and the higher grade A-154 South pit. The base plan for calendar year 2009 foresees Diavik Diamond Mine production of 5.4 million carats from the processing of 1.3 million tonnes of ore, and contemplates two six-week shutdown periods in mid-summer and at year end. A new mining technique is under consideration for the potential mining of the A-21 resource, and exploration work has identified extensions at depth to the A-418 and A-154 North kimberlite pipes.

PRODUCTION
In calendar 2009, it is estimated that 1.3 million tonnes of open pit ore will be mined, the majority of which will come from the A-418 kimberlite pipe, with the remaining production coming from the A-154 South open pit. However, if market conditions improve, additional carats can be produced by shifting the mix of ore from A-418 kimberlite pipe to the higher grade A-154 South kimberlite pipe. Total carat production is expected to be between 5 and 6 million carats on a 100% basis.

In calendar 2010, the A-418 kimberlite open pit is expected to be the primary ore source supplemented by A-154 South kimberlite pipe, where open pit mining is planned to be complete by the second quarter. Total open pit ore mined is expected to be 1.5 million tonnes. In addition, underground mining is scheduled to commence on a limited scale with approximately 0.5 million tonnes of ore during the year, sourced mainly from the A-154 North kimberlite pipe.

In calendar 2011, underground mining is expected to ramp up to 0.9 million tonnes a year, principally from the A-154 North and South kimberlite pipes. Production from the A-418 open pit is expected to peak at 1.5 million tonnes as the strip ratio is reduced during the later phases of open pit mining.

In the absence of production from A-21, calendar 2012 is expected to be the final year of open pit mining. An amended pit plan for A-418 is expected to allow the open pit depth to be extended by 10 meters to 9,200 elevation, reallocating 240,000 tonnes of A-418 ore from underground to open pit for a total of 0.3 million tonnes from open pit in calendar 2012. Underground mining in 2012 is expected to reach approximately 1.0 million tonnes.

By 2013, underground mining is expected to reach its ongoing capacity of 1.5 million tonnes a year with a blend of ore from A-154 North, A-154 South and A-418 kimberlite pipes. Additional production capacity beyond 1.5 million tonnes a year or to extend production beyond 2022 will be dependent on, among other things, bringing resources and exploratory tonnages into reserves.

2010 FIRST QUARTER REPORT

COST OF SALES
The summer and winter production shutdowns are planned to last six weeks each, during which time diamond production will temporarily cease and the mine will be placed on a short-term care and maintenance schedule. The summer shutdown is scheduled for July 14, 2009 to August 24, 2009 inclusive and will reduce goods available for sale by the Company in the third quarter of fiscal 2010.

The winter shutdown is scheduled for December 1, 2009 to January 11, 2010 inclusive, and can be reversed should market conditions improve. If this shutdown were to go ahead it would reduce goods available for sale in the first quarter of fiscal 2011.

Cost of sales for the mining segment for fiscal 2009 included proceeds of an insurance settlement related to a Diavik Diamond Mine shovel fire and significant costs attributable to development activity versus production activity during the A-418 pre-production period. After adjusting for these factors, the Company expects cost of sales for the mining segment to increase in fiscal 2010 by an estimated 10% to approximately $185 million. The 10% increase is due in part to year-end operating costs that would normally be carried over as cost of sales in the next fiscal year being expensed in the current year due to the planned winter shutdown, and costs associated with unsold inventory at the end of fiscal 2009.

The expected increase in cost of sales for fiscal 2010 is specific to the Company's mining segment and is not indicative of the trend in operating costs at the Diavik Diamond Mine. On a Canadian dollar basis, cash operating costs at the mine are expected to be slightly lower in calendar 2009 compared with calendar 2008.

CAPITAL EXPENDITURES
During the next three years, HWDLP's 40% share of the planned capital expenditure is expected to be approximately $130 million at an assumed average Canadian/US dollar exchange rate of $0.86. HWDLP's portion of capital expenditure for the fiscal year ending January 31, 2010 is expected to be $47 million at an assumed average Canadian/US dollar exchange rate of $0.85, the majority of which is related to underground development. During the first quarter, HWDLP's share of underground capital expenditures was $21.9 million.

By August 2009, underground development is expected to be at a stage when limited production could commence, although further development work that will allow for optimum production levels by use of different mining methods will be deferred until calendar 2010 and 2011. The Company expects to contribute $53 million over the following two years, assuming an average Canadian/US dollar exchange rate of $0.86, in support of this stage of underground development. The balance of capital expenditures during this period represents sustaining requirements.

2010 FIRST QUARTER REPORT

Retail
The retail segment includes sales from Harry Winston salons, which are located in prime markets around the world including eight salons in the United States: New York, Beverly Hills, Bal Harbour, Honolulu, Las Vegas, Dallas, Chicago and Costa Mesa; five salons in Japan: Ginza, Roppongi Hills, Osaka, Omotesando and Nagoya; two salons in Europe: Paris and London; and three salons in Asia outside of Japan: Beijing, Taipei and Hong Kong.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)
									Three	Three
									months	months
									ended	ended
	2010	2009	2009	2009	2009	2008	2008	2008	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2009	2008
Sales	$51,953	$67,299	$57,907	$81,105	$74,686	$84,957	$53,767	$68,198	$51,953	$74,686
Cost of sales	26,688	34,296	31,062	41,152	40,999	46,675	28,606	35,610	26,688	40,999
Gross margin	25,265	33,003	26,845	39,953	33,687	38,282	25,161	32,588	25,265	33,687
Gross margin (%)	48.6%	49.0%	46.4%	49.3%	45.1%	45.1%	46.8%	47.8%	48.6%	45.1%
Selling, general and administrative expenses	30,246	34,969	30,884	34,043	36,077	39,831	28,791	29,340	30,246	36,077
Earnings (loss) from operations	$(4,981)	$(1,966)	$(4,039)	$5,910	$(2,390)	$(1,549)	$(3,630)	$3,248	$(4,981)	$(2,390)

Three Months Ended April 30, 2009 Compared to Three Months Ended April 30, 2008
RETAIL SALES
Sales for the first quarter were $51.9 million compared to $74.7 million for the comparable quarter of the prior year, a decrease of 30%. Sales in the European market decreased 39% to $19.3 million, US sales decreased 25% to $18.8 million, and Asian sales decreased 24% to $13.8 million.

RETAIL COST OF SALES AND GROSS MARGIN
Cost of sales for Harry Winston Inc. for the first quarter was $26.7 million compared to $41.0 million for the comparable quarter of the prior year. Gross margin for the quarter was $25.3 million or 48.6% compared to $33.7 million or 45.1% for the first quarter of the prior year. Excluding the impact of sales of Harry Winston Inc. pre-acquisition inventory, gross margin for the first quarter and the comparable quarter of the prior year would have been 49.6% and 47.3%, respectively. Gross margin for the first quarter of the prior year was impacted primarily by three factors: an increased contribution of high dollar value transactions, which carried lower-than-average gross margins; an increase in costs relating to precious metals and gem stones; and an increase in research and development costs to support the watch business.

RETAIL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses decreased to $30.2 million from $36.1 million in the comparable quarter of the prior year. The decrease was due to a combination of an adjustment to incentive based compensation and reduced advertising and selling expenses. SG&A expenses include depreciation and amortization expense of $3.1 million, consistent with the comparable quarter of the prior year. SG&A as a percentage of sales increased to 58% compared to 48% in the comparable quarter of the prior year.

Retail Segment Operational Update
During the first quarter, the retail segment recorded a 30% decline in sales over the comparable quarter of the prior year, which were particularly high due to strong momentum in Asia and Russia. Sales were generally weaker throughout the retail salon network. In response to the continuing global recession, the retail segment has implemented tight controls over operating expenses, capital expenditures and inventory purchases. Harry Winston Inc. operated a network of 18 retail salons during the quarter.

2010 FIRST QUARTER REPORT

Retail Segment Outlook
Harry Winston Inc. expects sales in the luxury diamond jewelry industry to be negatively impacted by a weak global economy for the remainder of the year. The Company has implemented a series of cost-control initiatives in light of the current economic environment, including expense and staff reductions, close monitoring of inventory levels and reductions in capital expenditures. In addition, the Company is limiting its current year expansion of the retail salon distribution network to one new salon in Singapore during the second quarter.

Harry Winston Inc. continues to focus on providing customers with the highest level of service and product quality in the industry. The strength of the Harry Winston brand, combined with our global distribution network and high-quality product, provides the Company with a solid platform to withstand the current economic downturn and position the Company for long-term success.

2010 FIRST QUARTER REPORT

Liquidity and Capital Resources

Working Capital
As at April 30, 2009, the Company had unrestricted cash and cash equivalents of $122.0 million and contingency cash collateral and reserves of $0.3 million, compared to $16.7 million and $30.1 million, respectively, at January 31, 2009. The Company had cash on hand and balances with banks of $121.2 million and short-term investments of $0.8 million at April 30, 2009. The short-term investments were held in overnight deposits. During the quarter, total cash resources were impacted by the $150.0 million net investment by Kinross and the subsequent repayment by the Company of the mining segment's $74.2 million senior secured term and revolving credit facilities.

During the quarter ended April 30, 2009, the Company generated $38.8 million in cash from operations, compared to $34.3 million in the comparable quarter of the prior year.

Working capital increased to $327.2 million at April 30, 2009 from $195.1 million at January 31, 2009. During the quarter, the Company decreased accounts receivable by $50.0 million; increased prepaid expenses and other current assets by $4.1 million; decreased inventory by $6.8 million; decreased accounts payable and accrued liabilities by $12.1 million; and decreased income taxes payable by $11.8 million. The decrease in accounts receivable resulted from the receipt of $51.7 million for the insurance settlement of the Harry Winston Paris salon robbery that occurred in December 2008.

The Company's liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon expansion in the retail segment. The Company's principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable.

The Company's mining and retail segments maintain separate financing arrangements. Accordingly, the Company assesses liquidity and capital resources on a segmented basis. The retail segment's cash requirements are for cash operating expenses, working capital and capital expenditures, including salon expansion. The Company believes that cash on hand, cash generated from operations and access to credit facilities will be sufficient to meet anticipated cash requirements for the retail segment for the next 12 months.

The mining segment's cash requirements are for cash operating expenses, working capital and capital expenditures. With the closing of the Kinross transaction, the Company believes that cash on hand and cash generated from the sale of rough diamonds will be sufficient to meet anticipated cash requirements for the next 12 months.

Financing Activities
On March 31, 2009, the Company issued 15.2 million of treasury shares at a price of $3.00 per share to Kinross, being approximately 19.9% of the Company's issued equity post the transaction. This transaction generated net proceeds of $44.8 million, net of transaction costs.

During the quarter, the Company repaid $74.2 million of the mining segment's senior secured term and revolving credit facilities with the closing of the Kinross transaction.

As at April 30, 2009, Harry Winston Inc. had $159.5 million outstanding on its $250.0 million secured five-year revolving credit facility, which is used to fund operating and capital expenditure requirements. This represents a decrease of $20.1 million from the amount outstanding at January 31, 2009.

Also included in long-term debt of the Company's retail operations is a 25-year loan agreement for $15.2 million (17.5 million CHF) used to finance the construction of the Company's watch factory in Geneva, Switzerland, and a demand credit facility of 2.0 million CHF, supported by a $2.0 million standby letter of credit. At April 30, 2009, $15.2 million had been drawn against the facilities compared to the same amount at January 31, 2009. The bank has a secured interest in the factory building.

2010 FIRST QUARTER REPORT

Harry Winston Japan, K.K. maintains secured and unsecured credit agreements with three banks amounting to $21.4 million (¥2,075 million). At April 30, 2009, $21.4 million had been drawn against these facilities, $5.2 million of which is long term, payable on June 28, 2010, with the balance of $16.2 million classified as bank advances.

At April 30, 2009, $5.8 million, $1.3 million and $0.3 million were drawn under the Company's revolving financing facilities relating to its Belgian subsidiary, Harry Winston Diamond International N.V., its Indian subsidiary, Harry Winston Diamond (India) Private Limited and its Israeli subsidiary, Harry Winston Diamond (Israel) Limited, respectively. At January 31, 2009, $18.4 million, $4.7 million and $1.5 million were drawn under the Company's revolving financing facilities relating to Harry Winston Diamond International N.V., Harry Winston Diamond (Israel) Limited and Harry Winston Diamond (India) Private Limited, respectively.

Investing Activities
Kinross also subscribed for new partnership units representing a 22.5% interest in HWDLP, for a subscription value of $125.8 million.

During the quarter, the Company purchased capital assets of $22.5 million, of which $22.1 million were purchased for the mining segment and $0.4 million for the retail segment.

Contractual Obligations
The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Diamond Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, the Company is obligated to fund 40% of the Joint Venture's total expenditures on a monthly basis. Harry Winston Diamond Corporation's current projected share of the planned capital expenditures at the Diavik Diamond Mine, which are not reflected in the table below, including capital expenditures for the calendar years 2009 to 2013, is approximately $150 million assuming a Canadian/US average exchange rate of $0.90 for the five years. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

CONTRACTUAL OBLIGATIONS		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Long-term debt (a)(b)	$219,075	$11,650	$21,775	$169,105	$16,545
Environmental and participation agreements incremental commitments (c)	79,517	66,047	2,682	1,040	9,748
Operating lease obligations (d)	109,184	18,713	27,427	18,973	44,071
Capital lease obligations (e)	1,174	760	414	–	–
Total contractual obligations	$408,950	$97,170	$52,298	$189,118	$70,364

(a)

Long-term debt presented in the foregoing table includes current and long-term portions. The Company's first mortgage on real property has scheduled principal payments of approximately $0.1 million quarterly, and may be prepaid after 2009. On April 30, 2009, $6.8 million was outstanding on the mortgage payable.

Harry Winston Inc. maintains a credit agreement with a syndicate of banks for a $250.0 million five-year revolving credit facility. There are no scheduled repayments required before maturity. At April 30, 2009, $159.5 million had been drawn against this secured credit facility which expires on March 31, 2013.

Also included in long-term debt of Harry Winston Inc. is a 25-year loan agreement for $15.2 million (17.5 million CHF) used to finance the construction of the Company's watch factory in Geneva, Switzerland, and a demand credit facility for 2.0 million CHF, supported by a $2.0 million standby letter of credit. The bank has a secured interest in the factory building. The loan agreement is comprised of a 3.5 million CHF loan and a 14.0 million CHF loan. The 3.5 million CHF loan bears interest at a rate of 3.9% and matures on April 22, 2010. The 14.0 million CHF loan bears interest at a rate of 3.55% and matures on January 31, 2033. The demand credit facility bears interest at a rate of 5.0% per annum. Quarterly payments on the loan began on June 30, 2008. At April 30, 2009, $15.2 million was outstanding on these loan agreements.

2010 FIRST QUARTER REPORT

Harry Winston Japan, K.K. maintains unsecured credit agreements with two banks each amounting to $7.7 million (¥750 million). At April 30, 2009, $15.5 million had been drawn against these facilities, $5.2 million of which is long term, with the balance of $10.3 million classified as bank advances. The short-term portion of the credit facilities bear interest at 1.98% and expire on June 1, 2009 and July 30, 2009, respectively. The long-term portion bears interest at 2.38% and expires on June 28, 2010. Harry Winston Japan, K.K. also maintains a secured credit agreement amounting to $5.9 million (¥575 million). The facility is secured by inventory owned by Harry Winston Japan, K.K., bears interest at 2.25% and expires on June 19, 2009.

(b)

Interest on long-term debt is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at April 30, 2009, and have been included under long-term debt in the table above. Interest payments for the next 12 months are approximated to be $7.6 million.

(c)

The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The operator of the Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit of which Harry Winston Diamond Corporation's share as at April 30, 2009 was $64.8 million based on the Company's 40% ownership interest in the Diavik Diamond Mine. Following the closing of the transaction with Kinross of an indirect interest in the Diavik Diamond Mine, the Company will effectively have a 31% economic interest in the Diavik Diamond Mine. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The actual cash outlay for the Joint Venture's obligations under these agreements is not anticipated to occur until later in the life of the Diavik Diamond Mine.

(d)

Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston salons, office space and long-term leases for property, land, office premises and a fuel tank farm at the Diavik Diamond Mine. Harry Winston Inc.'s New York salon lease expires on December 17, 2010 with an option to renew.

(e)	Capital lease obligations represent future minimum annual rentals under non-cancellable capital leases for Harry Winston Inc. retail exhibit space.

Dividend
On March 19, 2009, the Company announced that it has suspended its dividend for the time being.

2010 FIRST QUARTER REPORT

Risks and Uncertainties
Harry Winston Diamond Corporation is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this Management's Discussion and Analysis and the Company's other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company's business prospects or financial condition:

Nature of Mining
The operation of the Diavik Diamond Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required paste backfill strengths and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Diavik Diamond Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company's profitability.

Nature of Joint Arrangement with DDMI
Harry Winston Diamond Limited Partnership holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. Harry Winston Diamond Limited Partnership is owned 77.5% by the Company and 22.5% by Kinross Gold Corporation. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and HWDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims. By virtue of DDMI's 60% interest in the Diavik Diamond Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on HWDLP that the Company and Kinross may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in HWDLP's interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Agreement with Kinross
Under the amended partnership agreement of HWDLP, the general partner is entitled to request that the partners in the partnership advance funds to the partnership pro rata based on their holdings of partnership units for the purpose of satisfying the partnership's obligations under various contractual commitments, including those deriving from the joint arrangement between DDMI and the partnership. The partners may unanimously determine to fund any cash call by way of a loan rather than equity contribution. If a partner fails to contribute its proportion of funds with respect to a cash call, the non-defaulting partner or partners will have the option, but not the obligation, to fund the defaulting partner's portion of the cash call by way of equity contribution or loan or a combination of the two; provided that if any equity contribution is made, the non-defaulting partner's interest in the partnership will be increased proportionately through the issuance of additional partnership units.

As DDMI, under the joint arrangement between DDMI and the partnership, is able to determine the timing and scope of future project capital expenditures and to impose capital expenditure requirements on the Company that the Company may not have sufficient cash to meet, the Company's interest in the partnership could be diluted under the amended partnership agreement as a failure by the Company to meet cash call requirements imposed by the amended partnership agreement.

2010 FIRST QUARTER REPORT

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon production from the Diavik Diamond Mine and on the results of the operations of its retail operations. Each in turn is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, prolonged credit market disruptions or the occurrence of terrorist or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect the Company's results of operations.

Cash Flow and Liquidity
The Company's liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon expansion in the retail segment. The Company's principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company's business prospects or financial condition.

Economic Environment
The Company's financial results are tied to the global economic environment. The global markets are experiencing the impact of a significant US and international economic downturn. This could restrict the Company's growth opportunities both domestically and internationally. Should economic conditions not improve or further deteriorate, the Company could experience revenue pressure across both its business segments and a decrease in the availability of credit, which could have a material adverse effect on the Company's business prospects or financial condition.

Currency Risk
Currency fluctuations may affect the Company's financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Diamond Mine are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. The Company's currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston Inc. in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, therefore, will increase the expenses of the Diavik Diamond Mine and the amount of the Company's Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston Inc. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licenses and Permits
The operation of the Diavik Diamond Mine and exploration on the Diavik property requires licenses and permits from the Canadian government. The Diavik Diamond Mine Type “A” Water License was renewed by the regional Wek'eezhii Land and Water Board to October 31, 2015. While the Company anticipates that DDMI, which is also the operator of the Diavik Diamond Mine, will be able to renew this license and other necessary permits in the future, there can be no guarantee that DDMI will be able to do so or obtain or maintain all other necessary licenses and permits that may be required to maintain the operation of the Diavik Diamond Mine or to further explore and develop the Diavik property.

2010 FIRST QUARTER REPORT

Regulatory and Environmental Risks
The operation of the Diavik Diamond Mine, exploration activities at the Diavik Project and the manufacturing of jewelry and watches are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse impact on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Diamond Mine and in the manufacture of jewelry and watches. As well, as the Company's international operations expand, it or its subsidiaries become subject to laws and regulatory regimes which differ materially from those under which they operate in Canada and the US.

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that the Company's operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Climate Change
Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002 and the Kyoto Protocol came into effect in Canada in February 2005. The Canadian government is currently developing a number of policy measures in order to meet its emission reduction guidelines. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company's results of operations.

Resource and Reserve Estimates
The Company's figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Diamond Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance
The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry held as inventory or in transit, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Diamond Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, closing of Harry Winston Inc.'s manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Diamond Mine and the Company's operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs
The Diavik Diamond Mine's expected fuel needs are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpectedly high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Diamond Mine currently has no hedges for its future anticipated fuel consumption.

2010 FIRST QUARTER REPORT

Reliance on Skilled Employees
Production at the Diavik Diamond Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Diamond Mine.

The Company's success at marketing rough diamonds and in operating the business of Harry Winston Inc. is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company's inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating its retail segment.

Expansion of the Existing Salon Network
A key component of the Company's retail strategy is the expansion of its salon network. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed through borrowings by Harry Winston Inc. There can be no assurance that the expansion of the salon network will prove successful in increasing annual sales or earnings from the retail segment, and the increased debt levels resulting from this expansion could negatively impact the Company's liquidity and its results from operations in the absence of increased sales and earnings.

Competition in the Luxury Jewelry Segment
The Company is exposed to competition in the retail diamond market from other luxury goods, diamond, jewelry and watch retailers. The ability of Harry Winston Inc. to successfully compete with such luxury goods, diamond, jewelry and watch retailers is dependent upon a number of factors, including the ability to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston Inc. is unable to successfully compete in the luxury jewelry segment, then the Company's results of operations will be adversely affected.

Critical Accounting Estimates
Management is often required to make judgments, assumptions and estimates in the application of Canadian generally accepted accounting principles that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on the Company's reported results or financial position. There have been no changes to the Company's critical accounting policies or estimates from those disclosed in the Company's MD&A for its fiscal year ended January 31, 2009.

Changes in Accounting Policies
 Goodwill and Intangibles Assets
On February 1, 2008 the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”. This Section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company adopted the new standard effective February 1, 2009. This standard has had no material impact on the consolidated financial statements.

Recently Issued Accounting Standards
 Credit Risk and the Fair Value of Financial Assets and Liabilities
In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities”. This abstract requires companies to take both counterparty's credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. The Company applied this EIC for the quarter ended April 30, 2009. This abstract has had no material impact on the consolidated financial statements.

Mining Exploration Costs
In March 2009, the CICA issued EIC-174, “Mining Exploration Costs”, which provides guidance on the capitalization of exploration costs related to mining properties and the subsequent impairment review of capitalized exploration costs. The Company applied this EIC for the quarter ended April 30, 2009. This abstract has had no material impact on the consolidated financial statements.

International Financial Reporting Standards (“IFRS”)
In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS in place of Canadian Generally Accepted Accounting Principles (GAAP) for financial periods beginning on or after January 1, 2011. Accordingly, commencing February 1, 2011, the Company will convert over to IFRS and prepare its first financial statements in accordance with IFRS for the three-month period ended April 30, 2011, with comparative information also prepared under IFRS.

2010 FIRST QUARTER REPORT

The conversion project from Canadian GAAP to IFRS is led by finance management, and includes representatives from various areas of the Company as necessary to plan for and achieve a smooth transition. The Company has engaged the services of a third party expert advisor to assist. Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project is in place. The conversion project consists of three phases:

Assessment Phase – This phase involves a review of accounting differences between Canadian GAAP and IFRS; an evaluation of IFRS 1 exemptions for first time IFRS adopters; and a high level impact assessment on systems and business processes.

Design Phase –This phase involves prioritizing and resolving accounting treatment issues; quantifying the impact of converting to IFRS; reviewing and approving accounting policy choices; performing a detailed impact assessment on systems and processes; designing system and business process changes; developing IFRS training material; and drafting IFRS financial statement content.

Implementation Phase – This phase involves changes to systems and business processes; determining the opening IFRS transition balance sheet; dual accounting under both Canadian GAAP and IFRS; and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements.

The Company is on schedule to complete the assessment phase of its IFRS conversion project during the second quarter of fiscal 2010. The Company cannot at this time reasonably estimate the impact of adopting IFRS on its consolidated financial statements.

Outstanding Share Information
As at April 30, 2009

Authorized	Unlimited
Issued and outstanding shares	76,572,092
Options outstanding	3,250,679
Fully diluted	79,822,771

Additional Information
Additional information relating to the Company, including the Company's most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company's website at http://investor.harrywinston.com.

2010 FIRST QUARTER REPORT

Consolidated Balance Sheets

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	April 30,	January 31,
	2009	2009
	(unaudited)
Assets
Current assets:
Cash and cash equivalents (note 3)	$121,997	$16,735
Cash collateral and cash reserves (note 3)	260	30,145
Accounts receivable (note 13)	16,961	66,980
Inventory and supplies (note 4)	339,459	346,235
Prepaid expenses and other current assets	51,423	48,130
	530,100	508,225
Mining capital assets	809,197	800,358
Retail capital assets	65,112	68,258
Intangible assets, net (note 6)	130,341	130,752
Other assets	14,897	15,644
Future income tax asset	42,726	43,338
	$1,592,373	$1,566,575
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$107,992	$118,390
Income taxes payable	66,677	76,987
Bank advances	24,230	42,621
Current portion of long-term debt (note 7)	4,051	75,097
	202,950	313,095
Long-term debt (note 7)	182,109	205,625
Future income tax liability	272,606	303,284
Other long-term liability	1,936	1,946
Future site restoration costs	39,680	39,506
Minority interest	287	280
Non-controlling interest (note 1)	189,131	–

Shareholders' equity:
Share capital (note 8)	426,299	381,541
Contributed surplus	17,154	16,079
Retained earnings	238,093	283,177
Accumulated other comprehensive income	22,128	22,042
	703,674	702,839
Commitments and guarantees (note 9)
	$1,592,373	$1,566,575
See accompanying notes to consolidated financial statements.

2010 FIRST QUARTER REPORT

Consolidated Statements of Earnings

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

	Three	Three
	months	months
	ended	ended
	April 30,	April 30,
	2009	2008
Sales	$109,643	$156,079
Cost of sales	83,944	73,149
Gross margin	25,699	82,930
Selling, general and administrative expenses	35,749	43,285
Earnings (loss) from operations	(10,050)	39,645
Interest and financing expenses	(3,699)	(5,453)
Other income	281	246
Insurance settlement (note 13)	3,250	–
Dilution loss (note 14)	(34,222)	–
Foreign exchange gain (loss)	(5,839)	155
Earnings (loss) before income taxes	(50,279)	34,593
Income tax expense (recovery) – Current	(825)	21,501
Income tax recovery – Future	(2,295)	(8,165)
Earnings (loss) before minority interest and non-controlling interest	(47,159)	21,257
Minority interest	7	1
Non-controlling interest (note 1)	(2,082)	–
Net earnings (loss)	$(45,084)	$21,256
Earnings (loss) per share
Basic	$(0.68)	$0.35
Fully diluted	$(0.68)	$0.35
Weighted average number of shares outstanding	66,438,667	59,905,424

See accompanying notes to consolidated financial statements.

2010 FIRST QUARTER REPORT

Consolidated Statements
of Comprehensive Income

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	Three	Three
	months	months
	ended	ended
	April 30,	April 30,
	2009	2008
Net earnings (loss)	$(45,084)	$21,256
Other comprehensive income
Net gain on translation of net foreign operations (net of tax – nil)	86	2,589
Total comprehensive income	$(44,998)	$23,845

See accompanying notes to consolidated financial statements.

2010 FIRST QUARTER REPORT

Consolidated Statements
of Changes in Shareholders' Equity

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three
	months	months
	ended	ended
	April 30,	April 30,
	2009	2008
COMMON SHARES:
Balance at beginning of period	$381,541	$305,502
Issued during the period	44,758	76,039
Balance at end of period	426,299	381,541
CONTRIBUTED SURPLUS:
Balance at beginning of period	16,079	15,614
Stock option expense	1,075	155
Balance at end of period	17,154	15,769
RETAINED EARNINGS:
Balance at beginning of period	283,177	225,334
Net earnings (loss)	(45,084)	21,256
Dividends paid	–	(3,069)
Balance at end of period	238,093	243,521
ACCUMULATED OTHER COMPREHENSIVE INCOME:
Balance at beginning of period	22,042	25,212
Other comprehensive income
Net gain on translation of net foreign operations (net of tax – nil)	86	2,589
Balance at end of period	22,128	27,801
Total shareholders' equity	$703,674	$668,632

See accompanying notes to consolidated financial statements.

2010 FIRST QUARTER REPORT

Consolidated Statements of Cash Flows

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three
	months	months
	ended	ended
	April 30,	April 30,
	2009	2008
Cash provided by (used in):
Operating
Net earnings (loss)	$(45,084)	$21,256
Items not involving cash:
Amortization and accretion	17,675	13,955
Future income tax recovery	(2,295)	(8,165)
Stock-based compensation and pension expense	1,065	357
Foreign exchange loss (gain)	6,494	(574)
Loss on disposal of assets	–	469
Minority interest	7	1
Non-controlling interest	(2,082)	–
Dilution loss	34,222	–
Change in non-cash operating working capital	28,795	7,008
	38,797	34,307
Financing
Decrease in long-term debt	(48)	(12,477)
Increase/(decrease) in revolving credit	(38,916)	155,190
Repayment of mining segment senior secured term and revolving credit facilities	(74,160)	–
Repayment of Harry Winston Inc. 2008 revolving credit facility	–	(159,109)
Dividends paid	–	(3,069)
Issue of common shares, net of issue costs	44,758	76,039
	(68,366)	56,574
Investing
Subscription of partnership units	125,791	–
Cash collateral and cash reserve	29,885	(8,323)
Mining capital assets	(22,128)	(66,623)
Retail capital assets	(439)	(3,243)
Other assets	218	–
	133,327	(78,189)
Foreign exchange effect on cash balances	1,504	(544)
Increase/decrease in cash and cash equivalents	105,262	12,148
Cash and cash equivalents, beginning of period (note 3)	16,735	49,628
Cash and cash equivalents, end of period (note 3)	$121,997	$61,776
Change in non-cash operating working capital
Accounts receivable	50,036	1,732
Prepaid expenses and other current assets	(4,101)	(4,435)
Inventory and supplies	6,776	(18,577)
Accounts payable and accrued liabilities	(12,107)	18,699
Income taxes payable	(11,809)	9,589
	$28,795	$7,008
Supplemental cash flow information
Cash taxes paid	$10,816	$12,195
Cash interest paid	$3,747	$4,408

See accompanying notes to consolidated financial statements.

2010 FIRST QUARTER REPORT

Notes to Consolidated Financial Statements

APRIL 30, 2009 WITH COMPARATIVE FIGURES
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

NOTE 1:
Nature of Operations
Harry Winston Diamond Corporation (the “Company”) is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company's most significant asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England. As a result of the strategic investment by Kinross Gold Corporation (“Kinross”) of Toronto, Canada, described below, HWDLP is 77.5% owned by the Company and 22.5% owned by Kinross. Kinross's 22.5% ownership is reported as non-controlling interest.

On March 31, 2009, Kinross made a net investment of $150.0 million to acquire an indirect interest in the Diavik Diamond Mine and a direct equity stake in the Company. Kinross subscribed for 15.2 million of the Company's treasury shares at a price of $3.00 per share, being approximately 19.9% of the Company's issued equity post the transaction. Kinross also subscribed for new partnership units representing a 22.5% interest in HWDLP, for a net effective subscription value of $104.4 million. With the closing of the Kinross transaction, the Company's economic interest in the Diavik Diamond Mine is 31%.

The Company also owns a 100% interest in Harry Winston Inc., the premier fine jewelry and watch retailer. The results of Harry Winston Inc., located in New York City, US, are consolidated in the financial statements of the Company.

Certain comparative figures have been reclassified to conform with current year's presentation.

NOTE 2:
Significant Accounting Policies
The interim consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate interest in the assets, liabilities and expenses of joint arrangements. Intercompany transactions and balances have been eliminated.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's Annual Report for the year ended January 31, 2009, since these interim financial statements do not include all disclosures required by Canadian generally accepted accounting principles (“GAAP”). Excluding adoption of the new accounting standards described below, these statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2009.

Adoption of New Accounting Standards and Developments
GOODWILL AND INTANGIBLE ASSETS
On February 1, 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”. This Section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company adopted the new standard effective February 1, 2009. This standard has had no material impact on the consolidated financial statements.

2010 FIRST QUARTER REPORT

Recently Issued Accounting Standards
CREDIT RISK AND THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities”. This abstract requires companies to take both counterparty's credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. The Company applied this EIC for the quarter ended April 30, 2009. This abstract has had no material impact on the consolidated financial statements.

MINING EXPLORATION COSTS
In March 2009, the CICA issued EIC-174, “Mining Exploration Costs”, which provides guidance on the capitalization of exploration costs related to mining properties and the subsequent impairment review of capitalized exploration costs. The Company applied this EIC for the quarter ended April 30, 2009. This abstract has had no material impact on the consolidated financial statements.

NOTE 3:
Cash Resources

	April 30,	January 31,
	2009	2009
Cash on hand and balances with banks	$121,246	$14,118
Short-term investments (a)	751	2,617
Total cash and cash equivalents	121,997	16,735
Cash collateral and cash reserves	260	30,145
Total cash resources	$122,257	$46,880

(a) Short-term investments are held in overnight deposits.

During the quarter, total cash resources were impacted by the $150.0 million net investment by Kinross and the subsequent repayment of the mining segment's senior secured term and revolving credit facilities.

NOTE 4:
Inventory and Supplies

	April 30,	January 31,
	2009	2009
Rough diamond inventory	$27,245	$31,872
Merchandise inventory	235,925	240,419
Supplies inventory	76,289	73,944
Total inventory and supplies	$339,459	$346,235

During the quarter, the Company recorded a write-down of $4.1 million on rough diamond inventory, which was recorded in cost of sales.

2010 FIRST QUARTER REPORT

NOTE 5:
Diavik Joint Venture
The following represents Harry Winston Diamond Limited Partnership's 40% proportionate interest in the Joint Venture as at March 31, 2009 and December 31, 2008:

	April 30,	January 31,
	2009	2009
Current assets	$107,226	$105,612
Long-term assets	764,999	754,886
Current liabilities	44,696	38,808
Long-term liabilities and participant's account	827,529	821,690

	April 30,	April 30,
THREE MONTHS ENDED:	2009	2008
Expenses net of interest income of $0.2 million (2008 – interest income of $0.2 million) (a)	41,896	33,959
Cash flows resulting from (used in) operating activities	(19,405)	(27,391)
Cash flows resulting from financing activities	47,019	89,124
Cash flows resulting from (used in) investing activities	(23,291)	(64,792)
(a) The Joint Venture only earns interest income.

The Company is contingently liable for the other participant's portion of the liabilities of the Joint Venture, and to the extent the Company's participating interest has increased because of the failure of the other participant to make a cash contribution when required, the Company would have access to an increased portion of the assets of the Joint Venture to settle these liabilities.

NOTE 6:
Intangible Assets

	Amortization		Accumulated	April 30,	January 31,
	period	Cost	amortization	2009 net	2009 net
Trademark	indefinite life	$112,995	$–	$112,995	$112,995
Drawings	indefinite life	12,365	–	12,365	12,365
Wholesale distribution network	120 months	5,575	2,065	3,510	3,649
Store leases	65 to 105 months	5,639	4,168	1,471	1,743
Intangible assets		$136,574	$6,233	$130,341	$130,752

Amortization expense for the three months ended April 30, 2009 was $0.4 million ($0.6 million for the three months ending April 30, 2008).

2010 FIRST QUARTER REPORT

NOTE 7:
Long-Term Debt

	April 30,	January 31,
	2009	2009
Mining segment credit facilities	$–	$74,107
Harry Winston Inc. credit facilities	179,322	199,846
First mortgage on real property	6,838	6,769
Total long-term debt	186,160	280,722
Less current portion	(4,051)	(75,097)
	$182,109	$205,625

On March 31, 2009, with the closing of the Kinross transaction, the Company repaid all amounts outstanding on the mining segment's senior secured term and revolving credit facilities.

NOTE 8:
Share Capital
(a) Authorized
Unlimited common shares without par value.

(b) Issued

	Number of shares	Amount
Balance, January 31, 2009	61,372,092	$381,541
SHARES ISSUED FOR:
Cash	15,200,000	44,758
Balance, April 30, 2009	76,572,092	$426,299

(c) Stock Options
During the period, the Company issued 1,674,000 stock options to officer and employees of the Company and its affiliates. These options vest 50% immediately; 25% vest on the first anniversary date and the remaining 25% vest on the second anniversary date of the date of grant. The maximum term of these options is 10 years. The Company estimated the fair value of the options granted using the Black-Scholes option pricing model. Compensation expense for stock options was $1.1 million for the three months ended April 30, 2009 (2009 - $0.2 million) and is presented as a component of selling, general and administrative expenses. The Company used historical exercise data to determine the expected term of the options granted.

2010 FIRST QUARTER REPORT

(d) RSU and DSU Plans

RSU	Number of units
Balance, January 31, 2009	108,599
AWARDS AND PAYOUTS DURING THE PERIOD (NET):
RSU awards	11,499
RSU payouts	–
Balance, April 30, 2009	120,098

DSU	Number of units
Balance, January 31, 2009	128,988
AWARDS AND PAYOUTS DURING THE PERIOD (NET):
DSU awards	26,727
DSU payouts	–
Balance, April 30, 2009	155,715

	Three months	Three months
	ended	ended
	April 30,	April 30,
Expense (recovery) for the period	2009	2008
RSU	$(60)	$509
DSU	126	567
	$66	$1,076

During the period, the Company granted 11,499 RSUs and 26,727 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Harry Winston Diamond Corporation's publicly traded common shares.

Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval or in accordance with employment contracts. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. The Company anticipates paying out cash on maturity of RSUs and DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on the price of Harry Winston Diamond Corporation's common shares at the end of the period and on the probability of vesting. This expense is recognized on a straight-line basis over the term of the grant.

NOTE 9:
Commitments and Guarantees
(a) Environmental Agreement
Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. HWDLP's share of this funding requirement is $0.2 million for calendar 2009. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. HWDLP's share of the letters of credit outstanding posted by the operator of the Joint Venture with respect to the environmental agreements as at April 30, 2009 was $64.8 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

2010 FIRST QUARTER REPORT

(b) Participation Agreements
The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of 12 years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event the mine permanently ceases to operate.

(c) Commitments
Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture's environmental and participation agreements at Harry Winston Diamond Limited Partnership's 40% ownership interest, before any reduction of future reclamation activities, and future minimum annual rentals under non-cancellable operating and capital leases for retail salons, corporate office space, and long-term leases for property, land, office premises and a fuel tank farm at the Diavik Diamond Mine and are as follows:

2010	$85,520
2011	83,165
2012	81,129
2013	79,161
2014	78,980
Thereafter	123,588

NOTE 10:
Employee Benefit Plans

	Three	Three
	months	months
	ended	ended
	April 30,	April 30,
Expenses for the period	2009	2008
Defined benefit pension plan – Harry Winston retail segment	$504	$411
Defined contribution plan – Harry Winston retail segment	210	234
Defined contribution plan – Diavik Diamond Mine	178	212
	$892	$857

NOTE 11:
Capital Management
As part of the Kinross investment, the Company and Kinross have agreed to certain provisions regarding capital management for a period of two years following closing subject to earlier termination in specified circumstances. During this period, without Kinross' consent not to be unreasonably withheld, the Company has agreed not to incur indebtedness in excess of a specified amount, subject to an exception for indebtedness incurred to finance an acquisition by the Company. In addition, the Company has agreed not to pay dividends and to limit the amount of funding it will provide to the retail segment. The capital management provisions do not in any way limit the Company's ability to issue equity or equity-linked securities subject to compliance with Kinross' pro rata participation right in such equity issuances.

2010 FIRST QUARTER REPORT

NOTE 12:
Financial Instruments
The Company has various financial instruments comprising cash and cash equivalents, cash collateral and cash reserves, accounts receivable, accounts payable and accrued liabilities, bank advances and long-term debt.

Cash and cash equivalents consist of cash on hand and balances with banks and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents are designated as held-for-trading and are carried at fair value.

The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.

The Company's long-term debt is fully secured; hence the fair value of this instrument at April 30, 2009 is considered to approximate its carrying value.

The carrying values of these financial instruments are as follows:

		April 30, 2009		January 31, 2009
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
FINANCIAL ASSETS:
Cash and cash equivalents	$121,997	$121,997	$16,735	$16,735
Cash collateral and cash reserves	260	260	30,145	30,145
Accounts receivable	16,961	16,961	66,980	66,980
	$139,218	$139,218	$113,860	$113,860
FINANCIAL LIABILITIES:
Accounts payable and accrued liabilities	$107,992	$107,992	$118,390	$118,390
Bank advances	24,230	24,230	42,621	42,621
Long-term debt	186,160	186,160	280,722	280,722
	$318,382	$318,382	$441,733	$441,733

NOTE 13:
Insurance Settlement
In December 2008, approximately $31.7 million in Company-owned and consigned retail inventory at cost was stolen during a second robbery at the Harry Winston Paris salon. Included in accounts receivable at January 31, 2009 is a $48.4 million receivable relating to the insurance settlement that was received in February 2009. The $3.3 million balance of the insurance claim was also received during the first quarter.

NOTE 14:
Dilution Loss
During the quarter, the Company recorded a non-cash dilution loss of $34.2 million with respect to the investment by Kinross of an indirect interest in the Diavik Diamond Mine.

2010 FIRST QUARTER REPORT

NOTE 15:
Segmented Information
The Company operates in two segments within the diamond industry, mining and retail, for the three months ended April 30, 2009.

The mining segment consists of the Company's rough diamond business. This business includes the 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The retail segment consists of the Company's ownership in Harry Winston Inc. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the three months ended April 30, 2009	Mining	Retail	Total
Revenue
Canada	$57,690	$–	$57,690
United States	–	18,775	18,775
Europe	–	19,325	19,325
Asia	–	13,853	13,853
Cost of sales	57,256	26,688	83,944
Gross margin	434	25,265	25,699
Gross margin (%)	0.8%	48.6%	23.4%
Selling, general and administrative expenses	5,503	30,246	35,749
Loss from operations	(5,069)	(4,981)	(10,050)
Interest and financing expenses	(1,544)	(2,155)	(3,699)
Other income	261	20	281
Insurance settlement	–	3,250	3,250
Dilution loss	(34,222)	–	(34,222)
Foreign exchange gain (loss)	(6,071)	232	(5,839)
Segmented loss before income taxes	$(46,645)	$(3,634)	$(50,279)
Segmented assets as at April 30, 2009
Canada	$1,058,266	$–	$1,058,266
United States	–	362,279	362,279
Other foreign countries	18,592	153,236	171,828
	$1,076,858	$515,515	$1,592,373
Capital expenditures	$22,128	$439	$22,567
OTHER SIGNIFICANT NON-CASH ITEMS:
Income tax recovery	$(626)	$(1,669)	$(2,295)
Amortization and accretion	$14,573	$3,102	$17,675

2010 FIRST QUARTER REPORT

For the three months ended April 30, 2008	Mining	Retail	Total
Revenue
Canada	$81,393	$–	$81,393
United States	–	24,926	24,926
Europe	–	31,630	31,630
Asia	–	18,130	18,130
Cost of sales	32,150	40,999	73,149
Gross margin	49,243	33,687	82,930
Gross margin (%)	60.5%	45.1%	53.1%
Selling, general and administrative expenses	7,208	36,077	43,285
Earnings (loss) from operations	42,035	(2,390)	39,645
Interest and financing expenses	(2,479)	(2,974)	(5,453)
Other income	632	(386)	246
Foreign exchange gain	74	81	155
Segmented earnings (loss) before income taxes	$40,262	$(5,669)	$34,593
Segmented assets as at April 30, 2008
Canada	$944,842	$–	$944,842
United States	–	461,519	461,519
Other foreign countries	18,049	166,321	184,370
	$962,891	$627,840	$1,590,731
Goodwill as at April 30, 2008	$–	$93,780	$93,780
Capital expenditures	$66,623	$3,243	$69,866
OTHER SIGNIFICANT NON-CASH ITEMS:
Income tax recovery	$(6,628)	$(1,537)	$(8,165)
Amortization and accretion	$10,739	$3,216	$13,955

Sales to three significant customers in the mining segment totalled $34.0 million for the three months ended April 30, 2009 ($9.2 million for the three months ended April 30, 2008 for the same three significant customers).

2010 FIRST QUARTER REPORT

2010 FIRST QUARTER REPORT